Trio Petroleum Corp.

23823 Malibu Road, Suite 304

Malibu, CA 90265

VIA EDGAR

May 14, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

Attn:	Michael Purcell
Kevin Dougherty

Re:	Trio Petroleum Corp.
Registration Statement on Form S-3
Filed April 28, 2025
File No. 333-286803

Ladies and Gentleman:

Trio Petroleum Corp. (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on May 12, 2025 relating to the Registration Statement on Form S-3, filed by the Company with the Commission on April 28, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed such comment with the Company’s response. Disclosure changes made in response to the Staff’s comment have been made in Amendment No. 1 to Registration Statement on Form S-3 (the “Registration Statement”) which is being submitted to the Commission contemporaneously with the submission of this letter.

Registration Statement on Form S-3

The Offering, page 13

You provide that you currently have 7,498,855 shares issued and outstanding, and following the completion of the offering there will be 9,530,685 shares issued and outstanding. However, it appears from the cover page that of the 2,031,830 shares of common stock to be offered in this offering, 526,536 shares of common stock have been issued to five selling stockholders as a portion of the purchase price in connection with your acquisition of certain assets, and 20,000 shares were issued to a selling stockholder as compensation. Please clarify whether these shares have been issued and are outstanding, and, if so, please revise to clarify the number of shares that are currently outstanding.

Response: In response to the Staff’s comment, the number of outstanding shares outstanding after the offering has been reduced by the 526,536 shares and 20,000 shares that are currently outstanding. The number of shares of common stock currently outstanding has also been updated through May 13, 2025, which is the date immediately prior to the filing date of Amendment No. 1 to the Registration Statement, with the outstanding number of shares being unchanged. These changes have been made in Amendment No. 1 to the Registration Statement.

* * *

We thank you for your review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Scott Miller, Esq. at smiller@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Robin Ross
Name:	Robin Ross
Title:	Chief Executive Officer

cc:	Scott Miller, Esq.
Ellenoff Grossman & Schole LLP